UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 22, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-2473725
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Updates to Assets Acquired

Single-Family Home Renovation Controlled Subsidiaries

Renovation Controlled Subsidiaries Asset Summaries

The following table summarizes the single-family home renovation controlled subsidiaries ("Renovation Controlled Subsidiaries") acquired by the Company since the last update. Unless otherwise noted, the following is true of each Renovation Controlled Subsidiary:

●	Pursuant to the agreements governing each Renovation Controlled Subsidiary, we have full authority of the management of such entity;

●	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Renovation Controlled Subsidiary; and

●	The investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Anticipated Business Plan
W12	20001	6 / 3	3,000	1/11/19	$873,000	(1)

(1) We plan to renovate the property in order to make it competitive with fully renovated homes in the immediate submarket. Following the complete renovation, we anticipate marketing and selling the property.

Renovation Controlled Subsidiaries Performance Projections

Asset Name	Projected Internal Rate of Return (“IRR”)	Total Projected Renovation Costs	Projected Exit Price	Estimated Renovation / Hold Period
W12	6.2% - 13.0%	$457,000 - $481,000	$1,550,000 - $1,630,000	12 - 15 months

Property purchase prices and acquisition costs are empirically derived based on actual amounts from the total costs to date for each property listed above as of January 17, 2019. Projection ranges are based on the range of inputs provided above, including costs and hold periods. The return projections assume no leverage at the property level. Assumptions are based construction bids or budgets of comparable home renovations in the surrounding area within the past 12 months. Exit price projections are based on comparable houses recently sold of similar size and finish level in the surrounding area. Projected annual returns have been reduced by the anticipated profit sharing with third-party, unaffiliated development partners, at a rate of 25% of the profits over a 10% preferred return. The projected annual return range is primarily driven by the ranges provided varying the acquisition costs, total projected development costs, and projected exit price.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFUND - Washington DC, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: January 22, 2019